1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

ADAM T. TEUFEL

adam.teufel@dechert.com
+1 202 261 3464 Direct
+1 202 261 3164 Fax

February 17, 2017

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          Hartford Funds Exchange-Traded Trust (the “Registrant”) (SEC File Nos. 333-215165 and 811-23222)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided to me in writing on January 17, 2017 with respect to the Registrant’s initial filing on Form N-1A filed on December 19, 2016, relating to two series of the Registrant: Hartford Corporate Bond ETF and Hartford Quality Bond ETF (each, a “Fund” and, together, the “Funds”).  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Registrant’s registration statement.

REGISTRATION STATEMENT

1.                                      Comment:                                     We note that the Trust has applied for an order under section 6(c) for exemptive relief from certain provisions of the Investment Company Act of 1940 (the “1940 Act”). Please confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicant receives an order granting the requested exemptive relief. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

Response:                                        On January 27, 2017, the Securities and Exchange Commission (“SEC”) issued an order granting the Registrant’s application for exemptive relief to offer actively-managed ETFs.(1) The Registrant confirms that the disclosure contained in its registration statement is and will continue to be in compliance with the terms and conditions of its exemptive application

(1)                                 Investment Company Act Release No. 32454 (January 27, 2017).

and order. The Registrant does not expect to submit any additional exemptive applications or no-action requests in connection with its registration statement at this time.

PROSPECTUS SUMMARY

Annual Fund Operating Expenses

Principal Investment Strategy

2.                                      Comment:                                     We note that the Funds will be actively managed. Please explain to us whether they will be able to rely on the recently adopted generic listing standards for actively managed funds. See, Securities Exchange Act Release No. 78396 (July 22, 2016). We may have additional comments.

Response:                                        The Registrant currently expects that the Funds will be able to rely on the generic listing standards for actively managed ETFs.

3.                                      Comment:                                     The prospectus states that each Fund will maintain a certain duration range.  Many investors may not understand the term “duration.” In the prospectus, please provide an example of duration assuming a specific duration and an increase of interest rates by 1%.

Response:                                        The Registrant confirms that it will revise the disclosure by adding the following sentence to each Fund’s “Additional Information Regarding Investment Strategies and Risks—Principal Investment Strategy” section of the prospectus: “For example, the price of a bond fund with an average duration of two years would be expected to fall approximately 2% if interest rates rose by one percentage point.”

4.                                      Comment:                                     For the Hartford Corporate Bond ETF, disclose the Bloomberg Barclays U.S. Corporate Bond Index’s duration as of the most recent re-balancing.

Response:                                        The Registrant confirms that it will revise the disclosure consistent with this comment.

5.                                      Comment:                                     The disclosure for the Hartford Quality Bond ETF states, “The Fund generally invests a significant (emphasis added) portion of its assets in mortgage-related securities such as agency [and non-agency mortgage-backed securities and related securities such as collateralized mortgage obligations], and other obligations that are secured by mortgages or mortgage-backed securities although the amount the Fund invests in such securities may change significantly from time to time based on current market conditions.” Please define or otherwise quantify the term “significant.”

Response:                                        The Registrant respectfully declines to make the requested change. The Registrant uses the term “significant” to provide the portfolio managers with flexibility to adjust dynamically the percentage of Fund assets invested in those types of instruments. As the amount invested is subject to vary based on market conditions, the Registrant does not believe it is appropriate to quantify or otherwise define the term.

6.                                      Comment:                                     The disclosure further states, “The Fund may invest up to 20% of its assets in credit sectors, including but not limited to non-agency residential and commercial mortgage-backed securities, asset backed securities, corporate bonds and covered bonds.” Please explain to us whether the Fund expects to invest more than 15% of its assets in asset backed securities.  If yes, what percentage is expected to be invested in non-agency residential and commercial mortgage-backed securities? We may have additional comments depending on your response.

Response:                                        Each Fund will not invest more than 15% of its net assets in illiquid securities.  Moreover, as required by the listing standards applicable to actively-managed ETFs, each Fund will not invest more than 20% of the weight of the fixed income portion of its portfolio in non-agency mortgage-related and other asset-backed securities.  Other than this 20% aggregate limit applicable to non-agency mortgage-related and other asset-backed securities, the Funds do not have a separate, express limit on investments in “non-agency residential and commercial mortgage-backed securities.”

7.                                      Comment:                                     It appears that Hartford Quality Bond ETF intends to invest in reverse repurchase agreements, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security.  Please confirm that the disclosure indicates that each transaction that involves the possible creation of a senior security will be covered with a segregated account in accordance with the provisions of that Release and any other related staff guidance.

Response:                                        The Registrant confirms that the registration statement appropriately discloses the Funds’ practices with respect to asset segregation. In this regard, the Registrant notes that “Asset Segregation” in the “Investment Risks” section of the Statement of Additional Information states the following: “[t]o the extent required by the SEC guidelines, if a Fund engages in transactions that expose it to an obligation to another party, the Fund will either (i) hold an offsetting position for the same type of financial asset or (ii) maintain cash or liquid securities, designated on the Fund’s books or held in a segregated account, with a value sufficient at all times to cover its potential obligations not covered pursuant to clause (i).”

8.                                      Comment:                                     We note that the Hartford Quality Bond ETF intends to invest in derivatives. In this regard, please disclose the extent to which the Fund will invest in derivatives. In general, see letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici7010.pdf).

Response:                                        The Registrant is aware of and has reviewed the letter.  The Registrant believes that the disclosure regarding the Fund’s use of derivatives adequately describes how such derivatives are expected to be used in connection with the Fund’s principal investment strategies, and adequately describes the risks associated with these instruments.

Principal Risks

9.                                      Comment:                                     Add Liquidity Risk disclosure informing shareholders that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response:                                        The Registrant has included a discussion of the issues raised by the Staff’s comment under “Secondary Trading Market Issues” in the “More Information About Risks” section of the prospectus beginning on page 18. With respect to principal risk disclosure, there is a discussion of the issues raised by the Staff’s comment in two of the Funds’ principal risks — “Market Price Risk” and “Authorized Participant Concentration Risk.”  Accordingly, the Registrant has not added a standalone “Liquidity Risk” in response to this comment.

10.                               Comment:                                     In the Cash Transaction Risk disclosure, there is a sentence that states “These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in kind, will be passed on to purchasers and redeemers of Creation Units in the form of creation and redemption transaction fees.” Please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response:                                        The Registrant respectfully declines to make the requested change as these costs will be offset by a transaction fee payable by the authorized participants effecting transactions in Creation Units.

11.                               Comment:                                     The Market Price Risk disclosure paragraph discusses the intraday value of the Fund’s holdings. Please note that the discussion of the intraday interim value (“IIV”) should specifically address how (a) the IIV is calculated (i.e., whether the IIV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

Response:                                        The Registrant respectfully directs the Staff to the “How To Buy and Sell Shares—Buying and Selling Shares—Share Prices” section of the prospectus on page 23, which states the following:

Share Prices

The trading prices of each Fund’s shares in the secondary market will generally differ from the Fund’s daily NAV per share and are affected by market forces such as supply and demand, economic conditions and other factors.  Information regarding the intra-day portfolio indicative value (“iNAV”) of each Fund is disseminated every 15 seconds throughout the trading day by the national securities exchange on which the Fund’s shares are primarily listed or by market data vendors or other information providers.  The iNAV is based on the current market value of the securities and/or cash included in each Fund’s iNAV basket. The iNAV does not necessarily reflect the precise composition of the current portfolio of securities and instruments held by a Fund at a particular point in time or the best possible valuation of the current portfolio.  Therefore, the iNAV should not be viewed as a “real-time” update of the NAV, which is computed only once a day.  The iNAV is generally determined by using both current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio securities and instruments included in the Fund’s iNAV basket.  The Funds are not involved in, or responsible for, the calculation or dissemination of the iNAV and make no representation or warranty as to its accuracy.  An inaccuracy in the iNAV could result from various factors, including the difficulty of pricing portfolio instruments on an intra-day basis.

In addition to the current disclosure quoted above, the Registrant will add the following in response to the Staff’s comment: “[t]he quotations and/or valuations of certain Fund holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States.”

Disclosure of Portfolio Holdings

12.                               Comment:                                     Pursuant to Item 9(d) of Form N-1A, “State that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available . . . on the Fund’s website, if applicable.”

Response:                                        The Registrant confirms that the requested disclosure is already included in the Disclosure of Portfolio Holdings section of the prospectus on page 20.

Legal Proceedings

13.                               Comment:                                     Please confirm that the Funds have complied with Section 33 of the 1940 Act, which requires that, “Every registered investment company which is a party and every affiliated person of such company who is a party defendant to any action or claim by a registered investment company or a security holder thereof in a derivative or representative capacity against an officer, director, investment adviser, trustee, or depositor of such company, shall file with the Commission, unless already so filed, (1) a copy of all pleadings, verdicts, or judgments filed with the court or served in connection with such action or claim, (2) a copy of any proposed settlement, compromise, or discontinuance of such action, and (3) a copy of such motions, transcripts, or other documents filed in or issued by the court or served in connection with such action or claim as may be requested in writing by the Commission.”

Response:                                        The Registrant confirms that the Funds have complied with Section 33 of the 1940 Act to the extent applicable.

Related Composite Performance

14.                               Comment:                                     The Funds should represent supplementally that they have the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Response:                                        The Registrant confirms that it has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

15.                               Comment:                                     The first sentence in this section states, “The following tables present the past performance of a composite of certain account(s) managed by Wellington Management, which serves as the sub-adviser to the Corporate Bond ETF.” Explain whether all accounts that have investment objectives, policies and strategies that are substantially similar to those of the Fund have been included in the composite.

Response:                                        The Registrant confirms that all accounts that have investment objectives, policies and strategies that are substantially similar to those of the applicable Fund have been included in the composite.

16.                               Comment:                                     The heading on page 32 reads, “Related Account Performance of Quality Bond ETF.” Prior performance information should be placed under a heading which clearly describes the source of the prior performance and does not suggest that the performance is that of the Fund. Please re-name this section to avoid the potential for investor confusion (e.g., “Prior Performance of Related Quality Bond Mutual Fund Account”).

Response:                                        The Registrant confirms that it will revise the disclosure consistent with this comment.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Restrictions of the Funds

17.                               Comment:                                     Restriction number two states, “[each Fund] (a) will not ‘concentrate’ its investments in a particular industry or group of industries, except as permitted under the 1940 Act, and the rules and regulations thereunder as such may be interpreted or modified from time to time by regulatory authorities having appropriate jurisdiction; (b) will not purchase the securities or loans of any issuer or borrower (other than securities or loans issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities or loans of companies whose principal business activities are in the same industry[.]” Sub-paragraphs (a) and (b) appear to be redundant.  Please harmonize the disclosure or explain to the staff the purpose of the each restriction.

Response:                                        The Registrant confirms that it will revise the disclosure consistent with this comment.

18.                               Comment:                                     Disclosure on page 3 states that the Funds do not apply their concentration restrictions to municipal securities . . . or other investment companies.” The Funds should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining compliance with their concentration policies. In addition, the Funds and their adviser may not ignore the concentration of underlying investment companies when determining whether the Funds are in compliance with their concentration policies.  Please add disclosure to the SAI that reflects these positions.

Response:                                        SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”  To the extent that a Fund invests in a private activity municipal debt security issued by a nongovernmental entity, that Fund will look through to such issuer’s industry for purposes of applying the Fund’s concentration policy. The Registrant notes that investing in municipal debt securities is not a principal or secondary investment strategy of either Fund.

The Registrant is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Registrant determines that a Fund’s investments in an underlying fund exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement. The Registrant notes that investing in underlying investment companies is not a principal investment strategy of either Fund.  Notwithstanding the foregoing, the Registrant confirms that, to the extent an underlying investment company has adopted an 80% policy that indicates investment in a particular industry, a Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.

GENERAL COMMENTS

19.                               Comment:                                     We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:                                        The Registrant acknowledges that the Staff may have additional comments.

20.                               Comment:                                     Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response:                                        The Registrant confirms that all responses to this letter will be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933, and the Registrant will indicate any comments which it does not plan to make a change in response to in the amendment.

21.                               Comment:                                     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response:                                        The Registrant acknowledges this comment.

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:                  Alice A. Pellegrino

John V. O’Hanlon